June 22, 2012

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:  Julie F. Rizzo

Re:                             Standard Parking Corporation
Preliminary Proxy Statement on Schedule 14A
Filed April 27, 2012
File No. 000-50796

Dear Ms. Rizzo:

Our client Standard Parking Corporation (the “Company” or “Standard Parking”) filed a revised version (the “Revised Preliminary Proxy Statement”) of the above referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). The Revised Preliminary Proxy Statement reflects responses to the letter of comment from the Staff of the Division of Corporation Finance (the “Staff”), dated May 24, 2012 (the “Proxy Letter”), relating to the Preliminary Proxy Statement and also includes financial and other information with respect to the interim periods ended March 31, 2012.  On behalf of the Company, set forth below are responses to the Proxy Letter.  For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment.

Enclosed for your convenience is a copy of the Revised Preliminary Proxy Statement, marked to show changes to the Preliminary Proxy Statement filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2012.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Revised Preliminary Proxy Statement.  We have the following responses to the Staff’s comments:

Additional Information

1.                                      Please revise the final sentence of this section to remove any inference that you are disclaiming the accuracy of any information in your filing.

Response:

The final sentence of the section entitled “Additional Information” in the Revised Preliminary Proxy Statement has been deleted in response to the Staff’s comment.

Summary, page i

2.                                      Please revise to disclose the expenses Standard Parking is incurring and is expected to incur in connection with the merger. Additionally, revise to disclose who will solicit and pay the cost of soliciting proxies from Standard Parking’s shareholders, and disclose the name of the company assisting in the solicitation of proxies.  Please also disclose the cost of soliciting proxies.

Response:

With respect to the portion of the Staff’s comment to disclose the expenses the Company is incurring and is expected to incur in connection with the merger, the section entitled “Summary — The Merger” on page ii of the Revised Preliminary Proxy Statement has been revised to add disclosure in response to the Staff’s comment.

With respect to the portion of the Staff’s comment to disclose who will solicit and pay the cost of soliciting proxies from the Company’s stockholders, to disclose the name of the company assisting in the solicitation of proxies and to disclose the cost of soliciting proxies, the section entitled “Summary — Standard Parking Special Meeting” on page ii of the Revised Preliminary Proxy Statement has been revised to add disclosure in response to the Staff’s comment.

3.                                      Please revise to describe the effect of abstentions and broker non-votes here.

Response:

The section entitled “Summary — Standard Parking Special Meeting” on page i of the Revised Preliminary Proxy Statement has been revised to add disclosure to address the Staff’s comment.

4.                                      Please revise to include a brief summary of the risks addressed in the first risk factor on page 13 or advise.  Please also revise to include a question and answer regarding the effect of a change in your stock price prior to completion of the merger and whether the exchange ratio is fixed.

Response:

With respect to the portion of the Staff’s comment to include a brief summary of the risks addressed on the first risk factor on page 13, the section entitled “Summary — The Merger” on page ii of the Revised Preliminary Proxy Statement has been revised to add disclosure in response to the Staff’s comment.

With respect to the portion of the Staff’s comment to include a question and answer regarding the effect of a change in the Company’s stock price prior to completion of the merger and whether the exchange ratio is fixed, the section entitled “Questions and Answers” on page ii of the Revised Preliminary Proxy Statement has been revised to add a question and answer in response to the Staff’s comment.

The Companies, page ii

KCPC Holdings, Inc., page ii

5.                                      Please revise to remove the word “premier” from the fourth sentence in this section. In addition, please provide support for the statement that Central Parking provides valet services for more four and five diamond luxury properties than any other valet competitor.

Response:

In response to the Staff’s comment, the section entitled “Summary — The Companies — KCPC Holdings, Inc.” on page iii of the Revised Preliminary Proxy Statement has been revised to remove the word

“premier” from the fourth sentence and to remove the statement that Central Parking provides valet services for “more four and five diamond luxury properties, including hotels and resorts, than any other valet competitor.”

Reasons for the Merger, page iii

6.                                      Please revise to tell us what you mean by a “transformative transaction” and “cross-sell next-generation services” on pages iii and 3. In addition, please revise to clarify what you mean by “conservative financial position” by providing quantitative information, and revise to balance this statement by disclosing the debt you will assume in connection with the merger.  In this regard, we note your disclosure in the first full risk factor on page 19 with respect to incurring substantially greater indebtedness following the merger.

Response:

In response to the Staff’s comment, we have removed the terms “transformative transaction” and “cross-sell next generation services” and replaced them with terms that described anticipated benefits of the merger in a plain fashion.  The reference to “conservative financial position” has been deleted and replaced with disclosure regarding the Company’s expectation that, within two years following the closing of the merger, the Company will achieve a funded debt to adjusted EBITDA (determined in accordance with the Company’s proposed new credit facility) ratio of approximately 2.5x.

Interests of Directors and Executive Officers in the Merger, page iii

Standard Parking, page iii

7.                                      We note from the last sentence on page iii that in connection with the merger bonuses may be granted to certain of your directors, executive officers, or members of your management team.  In this regard, please tell us and revise your notes to the pro forma combined financial information to disclose an estimate of bonus payout amounts upon successful completion of the merger, including how the bonus payouts were calculated.  You should also disclose that the expense is non-recurring and therefore has not been included in the pro forma statements of operations.  Similarly, please revise to describe the bonus plan and provide an estimate in your Summary section.

Response:

The Company has not yet determined whether it will establish a bonus program granting certain of its directors, executive officers and members of its management team bonuses upon successful completion of the merger.  As of the date of the Revised Preliminary Proxy Statement, the Company has not identified any potential bonus recipients or calculated any estimate of the aggregate amount of the potential bonus pool.  Further, the Company has not developed any criteria to determine the amount of any potential bonuses.  In light of the foregoing, the Company respectfully submits that the requested disclosure on page iii and the requested revisions to the pro forma statements of operations are not applicable at this time.  However, in response to the Staff’s comment, the disclosure in the section entitled “Summary — Interests of Directors and Executive Officers in the Merger — Standard Parking” on page iv of the Revised Preliminary Proxy Statement has been revised to clarify that, as of the date of the Revised

Preliminary Proxy Statement, the Company has not established any bonus program, identified any potential participants or developed any criteria for potential bonus payments.

8.                                      Please note that to the extent that bonus payouts become probable and are factually supportable, you should revise the pro forma balance sheet to give effect to the expected cash bonus payout and discuss in the notes any assumptions involved.

Response:

With respect to the Staff’s comment, please refer to the response to the Staff’s comment #7.  As of the date of the Revised Preliminary Proxy Statement, a bonus program is not probable or factually supportable and, as a result, the requested disclosure is not necessary.

Central Parking, page iv

9.                                      We note your disclosure that Mr. Bond may exercise some or all of his options prior to the closing of the merger.  Please revise to disclose here as to when such exercise will occur and, to the extent it is material, please revise to describe the effect of such exercise.

Response:

The section entitled “Summary — Interests of Directors and Executive Officers in the Merger — Central Parking” on page v of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

10.                                Please revise to include a brief summary in the second bullet point on page iv regarding the severance payments or benefits Central Parking expects to pay or provide, respectively, in connection with the merger.

Response:

The section entitled “Summary — Interests of Directors and Executive Officers in the Merger — Central Parking” on page v of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

11.                                We note your disclosure that Central Parking’s executive officers may enter into employment agreements with the surviving corporation following the closing of the merger.  If possible, please revise to disclose the expected terms of such agreements.

Response:

The section entitled “Summary — Interests of Directors and Executive Officers in the Merger — Central Parking” on page v of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

12.                                We note your disclosure in the fourth bullet point on page iv regarding the cash bonus retention program for members of management up to a certain amount.  Please revise to disclose here the amount agreed upon and advise as to when Central Parking is expected to decide upon whether to approve such program.

Response:

The section entitled “Summary — Interests of Directors and Executive Officers in the Merger — Central Parking” on page v of the Revised Preliminary Proxy Statement has been revised to add disclosure in response to the Staff’s comment.

13.                                Please revise the fifth bullet point on page iv to disclose the aggregate amount that Standard Parking has agreed to indemnify the current and former directors and officers of Central Parking. Refer to page 78.

Response:

The fifth bullet point on page iv does not present the Company’s obligation under the merger agreement to indemnify KCPC’s stockholders, their affiliates and their respective directors, members, officers, equity holders, partners, employees, agents, subsidiaries, representatives, successors and permitted assigns for, among other things, adverse consequences resulting from breaches of the Company’s representations, warranties and covenants in the merger agreement which, in certain cases, are limited to claims for adverse consequences that exceed $1.5 million and do not exceed $15 million in the aggregate.  The interests of Central Parking’s directors and executive officers in the foregoing indemnification rights are the same as the interests of Central Parking’s stockholders generally.

Rather, the Company has disclosed in the fifth bullet on page iv its obligation to maintain for a period of six years following the closing of the merger, provisions in the organizational documents of the combined company regarding limitations on liability and indemnification of current and former officers and directors of KCPC and its subsidiaries that are no less advantageous to the current and former officers and directors than the corresponding provisions contained in the current organizational documents of KCPC and its subsidiaries.  In this context, the Company has not agreed to indemnify Central Parking’s current and former directors and executive officers in any specified amount.

Impact of the Stock Issuances on our Existing Stockholders, page iv

14.                                We note that you are providing the percentage of common stock that Central Parking stockholders will own after the merger and issuance of your common stock on a diluted basis. Please advise as to why you are providing this information on a diluted basis.

Response:

In the course of negotiations and discussions with Central Parking and its stockholders in connection with the merger and the consideration to be paid to Central Parking’s stockholders, the parties discussed the merger consideration in terms of the percentage of the Company’s capital stock that would be held by Central Parking’s stockholders following the merger on a diluted basis determined in accordance with GAAP using the modified treasury stock method.  The parties to the merger concluded that the determination and presentation of such percentage on a diluted basis would most appropriately reflect the portion of the Company’s total market capitalization to be held by Central Parking’s stockholders following the merger, given that “diluted basis” takes into account not only the outstanding shares of common stock of the Company but also the value, in terms of shares of common stock, of the outstanding

“in-the-money” stock options and restricted stock awards granted by the Company.  Disclosure has been added to the Revised Preliminary Proxy Statement to clarify the meaning of “diluted basis.”  We further note that in the context of considering the merger, the Board was at all times presented with the merger consideration on a diluted basis.

Regulatory Approvals and Clearances, page v

15.                                Please revise to disclose here or elsewhere in your prospectus summary as to when you expect to complete the merger.

Response:

The section entitled “Summary — Regulatory Approvals and Clearances” on page vi of the Revised Preliminary Proxy Statement has been revised to add disclosure in response to the Staff’s comment.

The Merger Agreement, page v

16.                                Please revise to disclose the “deductable amount” and “cap amount” referenced in the last sentence of the last full paragraph on page v.

Response:

The section entitled “Summary — The Merger Agreement” on page vii of the Revised Preliminary Proxy Statement has been revised to add disclosure in response to the Staff’s comment.

17.                                Please revise to briefly summarize here the number of board designees that KCPC stockholders will be entitled to designate based on the number of shares collectively owned by the former stockholders of KCPC.  Refer to page 73.

Response:

The section entitled “Summary — The Merger Agreement” on page vii of the Revised Preliminary Proxy Statement has been revised to add disclosure in response to the Staff’s comment.

18.                                Please advise as to whether the termination rights summarized in the last paragraph of this section include payment of termination fees to KCPC Holdings, Inc. if the shareholders of Standard Parking vote against the issuance of shares of Standard Parking’s common stock.

Response:

The section entitled “Summary — The Merger Agreement” on page viii of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Questions and Answers, page 1

19.                                Please revise to include a question and answer regarding whether the stockholders of Central Parking have appraisal rights and, if so, what effect the exercise of such rights will have on the merger.

Response:

The section entitled “Question and Answer” on page 4 of the Revised Preliminary Proxy Statement has been revised to add a question and answer in response to the Staff’s comment.

Why is Standard Parking proposing to engage in the merger and the Stock Issuance, page 2

20.                                We note your disclosure regarding the “strong underlying business of both companies” on page 3. Please revise to state as a belief, and, with a view towards revised disclosure here and throughout, tell us the basis for this statement as it appears that Central Parking has had net losses for the last five fiscal years.  In addition, the pro forma combined information on page x indicates a net loss.

Response:

The section entitled “Question and Answer” on page 3 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment to state as a belief.

The Company’s belief in the strong underlying business of Central Parking is based on the fact that, during the last several years, Central Parking has incurred significant expenses in order to effect organizational and structure change, while simultaneously maintaining a strong core business.

Specifically, Central Parking has disposed of its international business operations, sold a substantial portion of its owned real estate in the midst of the recent economic recession and engaged in a comprehensive centralization initiative to convert from a highly decentralized operating model.  During the same time, Central Parking has experienced turnover at virtually every level of its senior management.  The significant costs associated with such events have directly and materially impacted Central Parking’s net operating results.  At the same time, the metrics of Central Parking’s core business appear solid and are trending favorably.  As of December 31, 2011, Central Parking’s location retention rate was 88%.  In addition, Central Parking continues to invest in the development of new products and services that appear to be well received by its clients.

Who will solicit and pay the cost of soliciting proxies from Standard Parking’s stockholders, page 9

21.                                We note that proxies may be solicited by telephone or by electronic or other means of communication. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by telephone.

Response:

The Company will file with the Commission all written soliciting materials, including any scripts to be used in soliciting proxies by telephone.

Risk Factors, page 13

22.                                Please revise to clarify that this section addresses all of the known material risks.  Risks that are not deemed material or not currently known should not be referenced in this section.

Response:

The section entitled “Risk Factors” on page 14 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Third parties may terminate or alter existing contracts with Central Parking, page 20

23.                                Please revise to provide quantitative information regarding the contracts that may be terminated or renegotiated pursuant to the merger agreement. In addition, please advise as to whether any of Standard Parking’s contracts will be affected due to the merger.

Response:

With respect to the portion of the Staff’s comment to revise to provide quantitative information regarding Central Parking’s contracts that may be terminated or renegotiated pursuant to the merger agreement, the section entitled “Risk Factors” on page 21 of the Revised Preliminary Proxy Statement has been revised to clarify that the Company does not anticipate that it will know whether any such contracts will be terminated by such third parties, or whether any such contracts will be renegotiated, until the merger has been completed. Accordingly, the Company is not currently able to quantify the financial impact, if any, of the loss of any benefits of such contracts.

With respect to the portion of the Staff’s comment to advise whether any of Standard Parking’s contracts will be affected due to the merger, the Company does not currently anticipate that any of its existing contracts will be subject to termination or renegotiation by third parties as a result of the merger except as discussed under the risk factor entitled “The merger is subject to a number of conditions, including the receipts of consents and clearances from domestic regulatory authorities that may not be obtained, may not be completed on a timely basis or may impose conditions that could have an adverse effect on us.”

Our management contracts and leases expose us to certain risks, page 20

24.                                Please revise to quantify the number of Central Parking’s leases in which they are responsible for all structural repairs on the property or advise.

Response:

The number of leases under which Central Parking may be responsible for structural repairs is not practicable to quantify, mainly due to the large number of leases to which Central Parking is a party, unclear language in many of Central Parking’s leases regarding repairs and the parties responsible for such repairs, and uncertainty as to the interpretation of such language under the laws of the states governing those leases. The disclosure in the section entitled “Risk Factors” on page 22 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment to disclose the impracticability of quantifying the number of leases in which Central Parking is responsible for all structural repairs.

The Merger, page 30

25.                                With a view towards revised disclosure, please describe the services provided by Booz & Company in connection with the merger transaction.

Response:

Booz & Company is the Company’s integration advisor in connection with the merger.  As such, Booz & Company analyzed potential short-term and long-term synergies that could result from the merger, and has advised the Company regarding integration planning, including steps to realize synergies and cost-savings following the closing of the merger.  The disclosure in the section entitled “The Merger — Background of the Merger” on page 38 of the Revised Preliminary Proxy Statement relating to the Board’s November 18, 2011 meeting has been revised to describe the services provided by Booz & Company in connection with the merger.

Reasons for the Merger, page 36

26.                                Please revise this section to remove terms that are subjective such as “strong” position, “strong” free cash flow, “substantial” additional investments, “superior” service, “significant” cost synergies, “strong” market presence, “prime” locations, “conservative” financial position and “sound” capital structure or provide quantitative support for these statements.

Response:

The section entitled “The Merger — Reasons for the Merger — Strategic Benefits” on page 40 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

27.                                Please revise to discuss what consideration the Board gave to the Selected Public Companies Analysis as disclosed on page 47 or advise.

Response:

The section entitled “The Merger — Reasons for the Merger — Opinion of Financial Advisor” on page 45 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Strategic Benefits, page 36

28.                                We note your disclosure on page 36 that your board of directors took into account management’s assessment that the combination “would create one of the preferred providers of outsourced parking facility management, maintenance, ground transportation and security services for commercial, institutional and municipal clients.”  Please revise to clarify why you believe the merger would have such an effect and clarify what you mean by “preferred providers.”

Response:

The section entitled “The Merger — Reasons for the Merger — Strategic Benefits” on page 40 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

29.                                We note your list of bullet points on pages 37 and 38 that address the factors that your board of directors considered. Please revise to clarify that each bullet point is a belief or advise.

Response:

The sections entitled “The Merger — Reasons for the Merger — Strategic Benefits” and “Reasons for the Merger — Central Parking’s Businesses, Operating Results, Financial Condition and Management” on pages 40 and 41 the Revised Preliminary Proxy Statement have been revised in response to the Staff’s comment.

30.                                Refer to the third bullet point on page 37. Please advise as to what is meant by “run-rate cost synergies” and advise how it was determined that these synergies will be at least $5 million by the end of the first 12 months following the merger and $20 million by the end of the second year after the closing of the merger.

Response:

“Run-rate cost synergies” refers to the net annual cost savings from synergies ultimately anticipated to be realized by the Company following the closing of the merger.  The Company, along with Booz & Company, its integration advisor, identified at least $20 million in net annual run-rate cost savings that the Company anticipates it will realize by the end of the second year after the closing of the merger, including savings for professional service costs, office rent and related expenses resulting from the integration of back-office functions, information technology expenses, travel expenses, advertising and publicity expenses, property taxes and state and local franchise taxes and other general and administrative expenses.  The anticipated net annual run-rate cost savings of at least $5 million by the end of the first year following the closing of the merger reflect the immediate cost synergies of the merger, but do not include the transition of information technology services and other general and administrative savings resulting from the integration of back-office functions, which the Company expects to realize by the end of the second year following the closing of the merger.

31.                                Refer to the seventh bullet point on page 37.  Please define CRM systems.

Response:

The section entitled “The Merger — Reasons for the Merger — Strategic Benefits” on page 40 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Merger Consideration, page 38

32.                                We note your references to EBITDA and Adjusted EBITDA in the penultimate paragraph on page 38 and that you indicate your standalone EBITDA approximates $42 million for the twelve months ended September 30, 2011. We further note that you state EBITDA means earnings before interest, taxes, depreciation and amortization.  However, based upon the reconciliation on page 39 it appears that you have excluded expenses related to long-lived asset impairment and goodwill and indefinite-lived asset impairment in your calculation of EBITDA.  Please note measures that are calculated differently from EBITDA (as described in Exchange Act Release No. 47226) should not be characterized EBITDA and their titles should be distinguished from EBITDA, such as Adjusted EBITDA. In this regard, please revise your non-GAAP measure accordingly.

Response:

In response to the Staff’s comment, the presentation of Adjusted EBITDA contained in the section entitled “The Merger — Reasons for the Merger — Merger Consideration” on pages 41 and 42 of the Revised Preliminary Proxy Statement has been revised to remove the references to “EBITDA” and to present “Adjusted EBITDA” as net income before interest, taxes, depreciation and amortization (as described in Exchange Act Release No. 47226) as adjusted for the expenses related to long-lived asset impairment and goodwill and indefinite-lived asset impairment and the other items set forth in the reconciliation on page 42.  Accordingly, the references to “EBITDA” in the first paragraph of this section have been revised and the reference to the “Subtotal” in the reconciliation has been deleted.

33.                              If you intend to continue to use the non-GAAP measure EBITDA, please revise the amount disclosed which excludes long-lived asset impairment and goodwill and indefinite-lived impairment charges, and revise your reconciliation on page 39 accordingly.  The line item in the reconciliation representing EBITDA should be clearly labeled as such rather than as “Subtotal.”

Response:

With respect to the Staff’s comments, please refer to the response to the Staff’s comment #32.

Adjusted EBITDA reconciliation, page 39

34.                              Reference is made to the Non-GAAP measures Adjusted EBITDA and Adjusted EBITDA with estimated net annual run-rate cost synergies.  Please tell us and expand your footnotes to disclose the reasons for the presentation of such Non-GAAP measures on a combined basis.  Your response and revised disclosure should address the purpose of presenting each measure on a combined basis, including, but not limited to, how each measure was used and/or evaluated by your Board in assessing the merger.

Response:

The Company believes that the presentation of Adjusted EBITDA (including Adjusted EBITDA on an as if combined basis) provides a basis for assessing the liquidity position of the combined company.  The Company further believes that the presentation of Adjusted EBITDA (including Adjusted EBITDA on an as if combined basis) provides useful information to the Company’s stockholders regarding the Company’s ability to service and/or incur indebtedness (assuming that anticipated cost synergies are not realized).  This belief is based upon negotiations with the Company’s lenders, which have indicated that the amount of indebtedness the Company will be permitted to incur will be based, in part, on measures similar to Adjusted EBITDA and Adjusted EBITDA on an as if combined basis following the closing of the merger.  The Board considered the presentation of Adjusted EBITDA (including Adjusted EBITDA on an as if combined basis) on an as if combined basis in connection with its evaluation of the merger and the Stock Issuance for the foregoing reasons and for the reasons discussed in the first paragraph in the section entitled “The Merger — Reasons for the Merger — Merger Consideration.”

The Company believes that Adjusted EBITDA with estimated net annual run-rate cost synergies presented on an as if combined basis provides useful information to the Company’s stockholders regarding the Company’s ability to service and/or incur indebtedness (assuming that anticipated cost synergies are realized).  The Board considered the presentation of Adjusted EBITDA with estimated net annual run-rate cost synergies on an as if combined basis in connection with its evaluation of the merger and the Stock Issuance for the foregoing reasons and for the reasons discussed in the first paragraph in the section entitled “The Merger — Reasons for the Merger — Merger Consideration.”

35.                              Please revise your footnotes to discuss how “Estimated net annual run-rate cost synergies” of $20 million were determined.

Response:

Footnote 9 to the reconciliation on page 43 of the Revised Preliminary Proxy Statement has been added in response to the Staff’s comment.

Success with Prior Acquisitions, page 41

36.                              Please revise to clarify what you mean by a “strong” balance sheet, “transparent” operating results and “strong free cash flow” in the second to last paragraph on page 41.  In addition, please revise to state as a belief or advise.

Response:

The section entitled “The Merger — Reasons for the Merger — Success with Prior Acquisitions” on page 45 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Strategic Alternatives, page 41

37.                              Please revise the last paragraph on page 41 to disclose the potential strategic alternatives the board considered.

Response:

The section entitled “The Merger — Reasons for the Merger — Strategic Alternatives” on page 45 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Opinion of Standard Parking’s Financial Advisor, page 44

38.                              Please provide us with copies of the board books and any other materials prepared by your financial advisors. Also, provide us with copies of the engagement letters.

Response:

The presentation materials prepared by BofA Merrill Lynch in connection with its opinion, dated February 28, 2012, to the Board summarized in the section entitled “The Merger — Opinion of Standard Parking’s Financial Advisor” and the engagement letter, dated July 29, 2011, between the Company and BofA Merrill Lynch are being provided to the Staff under separate cover by counsel for BofA Merrill Lynch on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended.  In accordance with such Rule, counsel for BofA Merrill Lynch has requested that these materials be returned promptly following completion of the Staff’s review thereof.  By separate letter, counsel for BofA Merrill Lynch also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

39.                              Please revise to disclose that BofA Merrill Lynch has consented to the inclusion of, and reference to, its opinion in the proxy statement.

Response:

It is our understanding, based on other transactions reviewed by the Staff and the Staff’s position articulated in the Division of Corporation Finance’s Current Issues and Rulemaking Projects dated November 14, 2000, that the proposed disclosure generally is requested by the Staff only when limiting language with respect to the use or disclosure of a financial advisor’s opinion appears in such opinion.  BofA Merrill Lynch’s opinion does not contain language precluding its inclusion in the Proxy Statement or language that the Staff has indicated as objectionable in the Staff’s 2000 guidance.  In light of the foregoing and consistent with the Staff’s position articulated in the past in similar transactions and the line item requirements of the proxy rules, the Company respectfully submits that such disclosure is not necessary or required for purposes of the Revised Preliminary Proxy Statement.

40.                              We note that in connection with its opinion, BofA Merrill Lynch reviewed financial forecasts relating to Central Parking prepared by Central Parking’s management.  Please revise to disclose all of the financial forecasts provided to BofA Merrill Lynch or Standard Parking or tell us why this is not necessary.  In this regard, we note the disclosure in the second full paragraph on page 34 regarding Standard Parking’s board reviewing projections provided by Central Parking.

Response:

A new section entitled “The Merger — Certain Financial Projections” has been added on page 56 of the Revised Preliminary Proxy Statement in response to the Staff’s comment to disclose certain financial projections.

The Company has disclosed a summary of the projections reviewed and considered by the Board at its meeting on February 26, 2012 in connection with its approval of the merger agreement and the merger and its recommendation that the Company’s stockholders approve the Stock Issuance.  The projections were also provided to BofA Merrill Lynch for purposes of its financial analyses.  Although earlier projections were reviewed by the Board and provided to BofA Merrill Lynch, such projections were updated and replaced by Central Parking’s management and the Company’s management based on the Company’s continuing due diligence of Central Parking’s business during December 2011 and January and February 2012.  Specifically, the Company concluded that Central Parking’s initial projections for revenue and EBITDA for the fiscal year ending September 30, 2012, even as adjusted by the Company’s management, were significantly higher than Central Parking could be expected to actually realize and, therefore, such projections have been considered unreliable.  Furthermore, even the last set of projections delivered by Central Parking to the Company for the fiscal year ending September 30, 2012 required significant adjustment downward based on various assumptions, estimates and assessments of Standard Parking’s management (as described in the Revised Preliminary Proxy Statement).  Accordingly, the Company believes that the projections provided by Central Parking’s management (without adjustment by the Company’s management) are not material, would not aid the Company’s stockholders in making a decision whether or not to approve the Stock Issuance and could be misleading to the Company’s stockholders.

41.                              Please revise to quantify the potential cost savings and the basis for such cost savings in the first bullet point on page 45 or advise.

Response:

In response to the Staff’s comment #35, footnote 9 to the reconciliation on page 43 of the Revised Preliminary Proxy Statement has been added to disclose the anticipated $20 million in net annual run-rate cost savings from the merger and the basis for such cost savings.  In addition, the anticipated $20 million in net annual run-rate cost savings from the merger is disclosed throughout the proxy statement.  Accordingly, the Company believes that no additional disclosure is necessary with respect to the first bullet point on page 45 of the Preliminary Proxy Statement.

42.                              Please revise the discussions of the various financial analyses used by BofA Merrill Lynch so that the recipients of the proxy statement can understand exactly what each analysis indicates. As a general matter, for each included financial analysis, please provide sufficient explanation of each step of the analysis and the conclusion such that an investor will understand how the analysis supports a conclusion that the transaction is fair from a financial point of view. We offer some additional guidance in the comments below.

Response:

With respect to the portion of the Staff’s comment to provide an explanation of each step of the analysis, the section entitled “The Merger — Opinion of Standard Parking’s Financial Advisor” on pages 51 - 54 of the Revised Preliminary Proxy Statement has been revised.

With respect to the portion of the Staff’s comment to explain how the financial advisor’s analyses support the conclusion of its opinion, the Company believes that the current disclosure relating to BofA Merrill Lynch’s financial analyses in the Preliminary Proxy Statement addresses the Staff’s comment.  Specifically, the disclosure presents the results of each analysis (i.e., implied reference ranges derived for Central Parking or the Company) as evaluated and reviewed with the Board and then directly compares those results with the $138 million implied transaction value payable by the Company in the merger (in the case of Central Parking) or the Company’s closing stock price on February 27, 2012 (in the case of the Company).  The Company believes that, by directly comparing the results of the analyses against the implied transaction value or closing stock price, as the case may be, the disclosure indicates how the results of such analyses support the conclusion as to the fairness, from a financial point of view, of the consideration to be paid by the Company in the merger.

Central Parking Financial Analyses, page 47

Selected Public Companies Analysis, page 47

43.                              We note your disclosure in the Selected Public Companies Analysis section and the Selected Precedent Transactions Analysis on page 47 that the companies and transactions were selected because they had certain characteristics that may be considered similar to parking service providers. Please revise each section to discuss in greater detail the criteria used to select the comparable companies and transactions.

Response:

The section entitled “The Merger — Opinion of Standard Parking’s Financial Advisor” on pages 51 and 52 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

44.                              We note your disclosure that BofA Merrill Lynch “reviewed, among other things, enterprise values of Standard Parking and the selected companies.”  Please revise to clarify what else besides enterprise values BofA Merrill Lynch reviewed both here and in the Selected Precedent Transaction Analysis below.

Response:

The section entitled “The Merger — Opinion of Standard Parking’s Financial Advisor” on pages 51 and 52 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

45.                              Please revise to disclose the enterprise value to EBITDA multiples for each selected company.  Please also revise to disclose what multiples were determined to be outliers and why such outliers were excluded.

Response:

With respect to the portion of the Staff’s comment regarding outliers, the section entitled “The Merger — Opinion of Standard Parking’s Financial Advisor” on pages 51 and 53 of the Revised Preliminary Proxy Statement has been revised.

With respect to the portions of the Staff’s comments #45 and #47 to disclose the enterprise value to EBITDA multiples for each selected company and each selected precedent transaction, the Staff is advised that, in performing its selected public companies and selected precedent transactions analyses, BofA Merrill Lynch focused on implied reference ranges derived by applying selected multiples of the selected companies and selected precedent transactions to financial data of Central Parking and the Company, as the case may be, rather than on a multiples-to-multiples comparison.  Given that BofA Merrill Lynch did not perform selected public companies and selected precedent transactions analyses that focused on a multiples-to-multiples comparison and that the disclosure currently reflects both the full range of multiples observed and the selected range of multiples applied in such analyses, the Company believes that inclusion of individual multiples for each of the selected companies and selected precedent transactions would not provide any meaningful information relating to the results of such analyses and would inappropriately shift the focus of such analyses as evaluated by BofA Merrill Lynch and the Board.  Given the foregoing, the Company respectfully submits that no additional disclosure is required or appropriate in this regard.

46.                              We note that the selected companies had an enterprise value to EBITDA multiples ranging from 5.2x to 9.8x and 4.5x to 8.4x. We also note that BofA Merrill Lynch applied a range of 8.0x to 9.0x and 7.5x to 8.0x to calculate an implied equity value reference range for Central Parking. Please revise to discuss in greater detail why BofA Merrill Lynch applied these multiple ranges.

Response:

The disclosure appearing on page 51 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Selected Precedent Transactions Analysis, page 47

47.                              Please revise to include the date and enterprise value to EBITDA multiple for each precedent transaction.

Response:

With respect to the Staff’s comment to include the date of each selected precedent transaction, the section entitled “The Merger — Opinion of Standard Parking’s Financial Advisor” on page 52 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Please refer to our response to the Staff’s comment #45 with respect to the portion of the Staff’s comment to include disclosure of multiples for each selected precedent transaction.

48.                              We note that the selected transactions had an enterprise value to EBITDA multiples ranging from 7.7x to 14.8x. We also note that BofA Merrill Lynch then applied a selected range of 9.0x to 11.0x derived from the selected transactions to Central Parking’s calendar year 2011 to calculate the approximate implied equity value reference range for Central Parking. Please revise to explain why BofA Merrill Lynch applied this multiple range.

Response:

The section entitled “The Merger — Opinion of Standard Parking’s Financial Advisor” on page 52 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Discounted Cash Flow Analysis, page 48

49.                              We note that BofA Merrill Lynch applied a range of terminal value multiples of 8.0x to 9.0x and used a range of discount rates from 8.5% to 10.5% in performing this analysis.  Please revise to explain why BofA Merrill Lynch applied these ranges.

Response:

The section entitled “The Merger — Opinion of Standard Parking’s Financial Advisor” on pages 52-54 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Miscellaneous, page 50

50.                              We note that BofA Merrill Lynch and its affiliates are participating in the financing for the Transaction.  Please revise to quantify any fees paid or to be paid to BofA Merrill Lynch and its affiliates related to this financing.  To the extent the fees to be paid to BofA Merrill Lynch and its affiliates are based on estimates, please include disclosure to that effect. In addition, please revise to quantify any fees paid to BofA Merrill Lynch and its affiliates relating to any material relationship that existed during the past two years between you and your affiliates and BofA Merrill Lynch and its affiliates. Refer to Item 1015(b)(4) of Regulation MA.

Response:

The section entitled “The Merger — Opinion of Standard Parking’s Financial Advisor” on page 55 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Interests of Directors and Executive Officers in the Merger, page 52

Cash Bonus Retention Program, page 58

51.                              We note prior to the closing of the merger, Central Parking may adopt a cash bonus retention program for members of management up to an amount agreed to by you pursuant to the merger agreement and the bonuses would be paid by Central Parking in connection with the consummation of the merger.  In this regard, please disclose in the notes to the pro forma combined financial information the estimated amount of bonus payouts that may be paid to members of Central Parking management.  You should also disclose that the expense is non-recurring and therefore has not been included in the pro forma statements of operations.

Response:

The section entitled “Unaudited Pro Forma Combined Financial Information” on page 132 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

52.                              Furthermore, to the extent the cash bonus program becomes probable and is factually supportable you should revise the pro forma balance sheet to give effect to the expected cash bonus payout and discuss in the notes any assumptions involved.

Response:

Central Parking has adopted a cash bonus retention program for members of management in an aggregate amount of approximately $5 million and, therefore, the Company believes that such program is probable or factually supportable. Accordingly, in response to the Staff’s comment, the pro forma combined balance sheet has been adjusted for the charges related to the cash bonus retention program. The Company has included the above response on page 132 of the Revised Preliminary Proxy Statement and note (b) on page 138.

Material United States Federal Income Tax Consequences of the Merger to Standard Parking and its Stockholders, page 59

53.                              Please revise throughout this section to state that stockholders are encouraged to consult their own tax advisors, rather than stating that they “should” consult their own tax advisors.

Response:

The section entitled “The Merger — Material United States Federal Income Tax Consequences of the Merger to Standard Parking and its Stockholders” on page 67 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

The Merger Agreement, page 64

54.                              Please revise to remove your statement that the “discussion is not complete” in the introductory paragraph to this section and to confirm that you describe all material terms of the agreement.  Please also revise similar language throughout the proxy statement.

Response:

The section entitled “The Merger Agreement” on page 72 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.  Similar language has been revised throughout the proxy statement.

Explanatory Note Regarding the Merger Agreement, page 64

55.                              We note your disclosure in this section.  You are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions are required to make the statement included in the disclosure document not misleading.  Please confirm that there are not conditions that differ from the representations, warranties and covenants so greatly as to make any statements in the prospectus misleading by the omission of such statement.  Alternately, revise the prospectus.

Response:

We confirm that there are no conditions that differ from the representations, warranties and covenants so greatly as to make any statements in the Revised Preliminary Proxy Statement misleading by the omission of such statement.

Affiliate Transactions, page 72

56.                              Please revise to clarify what qualifies as an affiliate transaction pursuant to the merger agreement.

Response:

The section entitled “The Merger Agreement — Affiliate Transactions” on page 80 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Additional Closing Agreements, page 85

57.                              We note that as soon as reasonably possible after February 28, 2012 you will enter into closing agreements with the remaining stockholders of KCPC.  Please revise to disclose as to whether you have entered into such agreements with the remaining stockholders.  Please also revise to specifically discuss how these additional closing agreements are different from the closing agreements already executed or attach a form of this closing agreement as an annex to the proxy statement. In this regard, we note your disclosure in the second full paragraph on page 82.

Response:

The section entitled “The Closing Agreements — Additional Closing Agreements” on page 93 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Comparative Per Share Data, page 92

58.                              Please explain to us how you calculated the exchange ratio of $.025 share of Standard Parking common stock for each share of Central Parking common stock.

In response to the Staff’s comment #61, the Central Parking unaudited pro forma equivalent data for earning per share value and book value per share have been deleted.  Accordingly, the reference to the exchange ratio has been deleted, and the disclosure requested by the Staff is not applicable.

59.                              Please revise to include a footnote describing how Central Parking’s historical earnings per share amounts were calculated since it does not appear anywhere in the document.

Response:

The section entitled “Comparative Per Share Data” on page 100 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

60.                              Please tell us and revise to include a footnote showing how Standard Parking’s unaudited pro forma equivalent book value per share was calculated.

The section entitled “Comparative Per Share Data” on page 100 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

61.                              Please revise the introductory paragraph to disclose the reason for presenting pro forma earnings per share and book value per share for Central Parking and why such measures are useful to investors.

Response:

In response to the Staff’s comment, the Central Parking unaudited pro forma equivalent data for earning per share value and book value per share have been deleted.

Central Parking’s Business, page 93

62.                              Please revise to disclose the information required by Item 201(b) of Regulation S-K regarding the holders of Central Parking’s securities.  Refer to Item 14(c)(2) of Schedule 14A.

Response:

The section entitled “Central Parking’s Business — Holders of Central Parking’s Securities” on page 101 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment to provide the approximate number of holders of each class of common equity in KCPC as required by Item 201(b)(1) of Regulation S-K.  However, as discussed during a phone conversation with the Staff on June 12, 2012, since, at the effective time of the merger, all of the shares of capital stock of KCPC will be cancelled and represent the right to receive the Stock Consideration and the Cash Consideration, as described in detail in the Revised Preliminary Proxy Statement, the information required by Item 201(b)(2) of Regulation S-K is not applicable.

63.                              Please revise throughout this section to remove marketing language.  We note, for example, “strong” leadership and management, “capable” employees, “extensive” manager-in-training program and “seasoned” managers on page 94, “innovative” technologies and systems on page 95, “major” real estate developers and asset managers on page 96 and “prominent” real estate companies and hotel chains on page 99.

Response:

The section entitled “Central Parking’s Business” in the Revised Preliminary Proxy Statement has been revised throughout in response to the Staff’s comment.

General, page 93

64.                              Please revise to disclose the number of operated parking facilities Central Parking operates as of the most recent practicable date or advise.  Please also revise to include the number of managed, leased or owned facilities set forth on page 99 as of the most recent practicable date or advise.

Response:

With respect to the portion of the Staff’s comment to update the number of operated parking facilities as of the most recent practicable date, the section entitled “Central Parking’s Business — General” on page 101 of the Revised Preliminary Proxy Statement has been updated to provide the requested information as of March 31, 2012.  Such information is presented as of March 31, 2012 to maintain consistency with the period for which Central Parking’s financial information is disclosed in the Revised Preliminary Proxy Statement.

With respect to the portion of the Staff’s comment to update the number of managed, leased or owned facilities as of the most recent practicable date, the section entitled “Central Parking’s Business — Operating Arrangements” on page 107 of the Revised Proxy Statement has been updated.

65.                              Please provide support for the first two sentences in the second paragraph of this section.

Response:

Central Parking operates under multiple arrangements.  While Central Parking has hundreds of examples of some of these arrangements, examples of each arrangement are provided below:

Multilevel parking facilities	Operated throughout the US (including arrangements with Brookfield Properties, LLC)

Surface lots	Operated throughout the US (including arrangements with Brookfield Properties, LLC)

Remote management	Pointe Orlando

Parking consulting	Arrangements with Brookfield Properties, LLC

Shuttle bus	Airports, such as in Houston, TX

Valet	Hotels, such as Ritz Carlton

Parking meter collection	Newport Beach, California

Billing services	Arrangements with Brookfield Properties, LLC

66.                                Please revise the last paragraph of this section to disclose how many on-street parking fee collection and enforcement and parking meter service contracts Central Parking has been awarded.

Response:

The section entitled “Central Parking’s Business — Parking Industry” on page 101 of the Revised Preliminary Proxy Statement has been revised to disclose that, as of March 31, 2012, Central Parking had nine on-street parking fee collection and enforcement and parking meter service contracts.  Such information is presented as of March 31, 2012 to maintain consistency with the period for which Central Parking’s financial information is disclosed in the Revised Preliminary Proxy Statement.

Strategic Plan, page 93

67.                                Please revise to disclose how Central Parking determined which key markets had the greatest potential for growing profits.  Please also revise to include balancing disclosure regarding Central Parking’s net losses for each of the last five years or advise.

Response:

In response to the Staff’s comment, the section entitled “Central Parking’s Business — Strategic Plan” on page 101 of the Revised Preliminary Proxy Statement has been revised to delete the language related to the key markets that have potential for growing profits.

68.                                Please revise to remove the statement that “[t]he 18 members of the corporate staff of USA Parking have, collectively among themselves, an aggregate of nearly 330 years of experience with USA Parking and approximately 400 years of industry experience” on page 94. You can state individual experience of each member of your corporate staff instead of aggregating their experience.

Response:

The section entitled “Central Parking’s Business — Strategic Plan” on page 102 of the Revised Preliminary Proxy Statement has been revised to disclose that the top three members of the executive team of USA Parking have 34 years, 24 years and 22 years of experience, respectively, with USA Parking.

69.                                Please revise to quantify the “hundreds of capable employees” and “thousands of employees” in the carryover paragraph starting at the bottom of page 93.

Response:

In response to the Staff’s comment, the section entitled “Central Parking’s Business — Strategic Plan” on page 102 of the Revised Preliminary Proxy Statement has been revised to delete the sentence referring to “hundreds of employees” and to update the disclosure regarding the number of employees that USA University has trained to reflect that approximately 1,500 employees that were trained by USA University over the past year.

70.                                Please revise to clarify what you mean by “Central Hospitality Services vertical” on page 94.

Response:

In response to the Staff’s comment, the section entitled “Central Parking’s Business — Strategic Plan” on page 102 of the Revised Preliminary Proxy Statement has been revised to delete the reference to the “Central Hospitality Services vertical.”

71.                                Please revise to clarify what you mean by “over time” by providing quantitative information in the carryover paragraph starting at the bottom of page 93.  In addition, we note that USA University’s faculty is made up of hospitality specialists, vehicle operations and customer service experts.  With a view towards revised disclosure, please tell us the qualifications of such specialists and experts.

Response:

In response to the Staff’s comments, the section entitled “Central Parking’s Business — Strategic Plan” on page 102 of the Revised Preliminary Proxy Statement has been revised.

72.                                Please provide support for Central Parking’s belief that “USA Parking sets the industry standard for highly trained, customer-focused parking associates.”

Response:

In response to the Staff’s comment, the section entitled “Central Parking’s Business — Strategic Plan” on page 102 of the Revised Preliminary Proxy Statement has been revised to delete the belief that “USA Parking sets the industry standard for highly trained, customer-focused parking associates.”

73.                                We note your disclosure that Central Parking is expanding USA University to “train a growing number of associates.” Please revise to clarify what you mean by “a growing number” by providing quantitative information, and please revise to clarify what you mean by “associates.”

Response:

With respect to the Staff’s comment to explain the phrase “a growing number” by providing quantitative information, Central Parking has advised the Company that quantifying this increase would not be practicable.

With respect to the Staff’s comment to clarify the term “associates,” the section entitled “Central Parking’s Business — Strategic Plan” on page 102 of the Revised Preliminary Proxy Statement has been revised to clarify that the term “associates” refers to Central Parking’s employees in its valet operations.

74.                                Please revise the last sentence on page 94 that continues on page 95 to state as a belief or advise.

Response:

The section entitled “Central Parking’s Business — Strategic Plan” on page 103 of the Revised Preliminary Proxy Statement has been revised to add disclosure in response to the Staff’s comment.

75.                                Please revise the last sentence of this section to providing balancing disclosure that there is no guarantee that Central Parking’s brand, experience and relationships will grow Central Parking’s profits.

Response:

The section entitled “Central Parking’s Business — Strategic Plan” on page 103 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Operating Strategy, page 95

Emphasize Sales and Marketing Efforts, page 95

76.                                Please provide support for Central Parking’s belief in the second to last full paragraph on page 95 that its “innovative technologies and systems give it a competitive advantage in winning new business.”

Response:

In response to the Staff’s comment, the section entitled “Central Parking’s Business — Operating Strategy” on page 103 of the Revised Preliminary Proxy Statement has been revised to delete the quoted language.

77.                                We note your disclosure in the first full paragraph on page 96 regarding Central Parking’s “key partnerships at the national and local level.”  Please revise to briefly explain the terms of such “partnerships.”

Response:

The section entitled “Central Parking’s Business — Operating Strategy” on page 104 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

78.                                Please delete the web address at the end of the first full paragraph on page 96.

Response:

The section entitled “Central Parking’s Business — Operating Strategy” on page 104 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Efficiencies From Established Market Presence, page 96

79.                                Please revise to clarify what you mean by “established presence in multiple markets” by including quantitative information.  Please also provide support for Central Parking’s belief that “it has the opportunity to increase profit margins as Central Parking grows its presence in established markets.”  In this regard, we note your disclosure in the first two sentences of the last full paragraph on page 113.

Response:

With respect to the portion of the Staff’s comment to include quantitative information regarding Central Parking’s presence in multiple markets, the section entitled “Central Parking’s Business — Operating Strategy — Efficiencies From Broad Operations” on page 104 of the Revised Preliminary Proxy Statement has been revised.

With respect to the portion of the Staff’s comment to provide support for Central Parking’s belief that it has the opportunity to increase profit margins as Central Parking grows its presence in markets, the section entitled “Central Parking’s Business — Operating Strategy — Efficiencies From Broad Operations” on page 104 of the Revised Preliminary Proxy Statement has been revised to disclose Central Parking’s belief that, by growing its presence in markets in which it has an existing presence, it can leverage administrative costs at the city level across a greater number of facilities, thereby increasing its profit margins.

Offer Ancillary Services, page 97

80.                                Please revise to disclose the percentage of Central Parking’s revenues from the ancillary services addressed in this section or advise.

Response:

The section entitled “Central Parking’s Business — Operating Strategy — Offer Ancillary Services” has been revised in response to the Staff’s comment by deleting such section in its entirety.  Due to the relatively low revenue generated from Central Parking’s ancillary services (as compared to the revenue generated from the other services provided by Central Parking), Central Parking does not believe that the description of ancillary services is material to the overall description of Central Parking’s business and, accordingly, such information has been removed.

Acquisitions, page 98

81.                                Please revise to clarify what you mean by “Central Parking has begun a roll-out of its Focus Point technology.” Please also provide support for Central Parking’s expectation that this business will grow “as clients focus on improving the profitability of their parking operations.”

Response:

With respect to the portion of the Staff’s comment requesting clarification of the statement that “Central Parking has begun a roll-out of its Focus Point technology,” the section entitled “Central Parking’s Business — Acquisitions” on page 106 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

With respect to the portion of the Staff’s comment requesting support for Central Parking’s expectation that the Focus Point business will grow, the section entitled “Central Parking’s Business — Acquisitions” on page 106 of the Revised Preliminary Proxy Statement has been revised to disclose that Central Parking’s management systems, such as Focus Point, will help clients decrease their labor costs, ultimately helping them to achieve their goal of improving the profitability of their parking operations.

Operating Arrangements, page 99

Joint Ventures, page 100

82.                                Please provide support for the statement that “[j]oint ventures can offer the revenue growth potential of owned lots with lower capital requirements.”

Response:

The section entitled “Central Parking’s Business — Operating Arrangements — Joint Ventures” on page 108 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment to disclose Central Parking’s belief that joint ventures offer the revenue growth potential of owned lots with lower capital requirements as major property investments can be shared with its partners.

Disadvantaged Business Enterprise Partnerships, page 100

83.                                Please revise to briefly describe a “disadvantaged business enterprise partnership.”

Response:

The section entitled “Central Parking’s Business — Operating Arrangements — Disadvantaged Business Enterprise Partnerships” on page 108 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Central Parking’s Management’s Discussion and Analysis, page 104

Liquidity and Capital Resources

84.                                Please revise to provide three years of cash flow discussion in accordance with Item 303(a) of Regulation S-K.

Response:

The section entitled “Central Parking’s Management’s Discussion and Analysis — Liquidity and Capital Resources” on page 122 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Qualitative and Quantitative Risk, page 115

85.                                Your disclosures regarding your exposure to interest rate risks do not comply with the requirements outlined in Item 305(a) of Regulation S-K.  Please revise your discussion of interest rate risk so that it is presented in one of the formats outlined in Item 305(a) of Regulation S-K.

Response:

The section entitled “Central Parking’s Management’s Discussion and Analysis — Qualitative and Quantitative Risk” on page 127 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Unaudited Pro Forma Combined Financial Information, page 119

86.                                You refer to net working capital of KCPC as defined in Schedule B Company Net Working Capital section of the merger agreement.  We were unable to find Schedule B in the document.  Please provide Schedule B with your next amendment.

Response:

Schedule B of the merger agreement is attached as Annex F to the Revised Preliminary Proxy Statement.

87.                                We note that your pro forma adjustments column for both the pro forma balance sheet and statements of operations includes adjustments related to the disposition of Central Parking’s subsidiary, CPC PropCo, which occurred subsequent to December 31, 2011.  As your shareholders are being asked to vote on the merger with Central Parking which does not appear to include CPC Propco, we believe that the information relevant to the Central Parking merger should be presented separately from the disposition of CPC PropCo. In this regard, please revise your pro forma presentation to give effect to the disposition of CPC PropCo, including the application of proceeds received from the disposal, under separate column heading and revise the notes to the unaudited pro forma financial information accordingly.  Refer to Instruction 6 of Rule 11-02(b) of Regulation S-X.

Response:

The pro forma balance sheet and statements of operations and the relevant notes accompanying the unaudited pro forma combined financial information have been revised in the Revised Preliminary Proxy Statement on pages 133-136  in response to the Staff’s comment.

88.                                Furthermore, we believe you should revise your presentation to include a column which depicts Central Parking after the disposal of CPC PropCo but prior to merger with Standard Parking. In this regard, the column would represent the sum of (1) historical Central Parking and (2) the pro forma adjustment column giving effect to the disposition and application of proceeds from the disposal of CPC PropCo.

Response:

The pro forma balance sheet and statements of operations have been revised in the Revised Preliminary Proxy Statement on pages 133-136 in response to the Staff’s comment.

Notes to the Unaudited Pro Forma Combined Financial Information, page 125

Notes to Unaudited Pro Forma Combined Balance Sheet, page 127(1)

89.                                Reference is made to note (F).  We note that as part of the adjustments to cash, $80,000 is related to the repayment of Standard Parking’s debt.  Please tell us and revise your introductory paragraph to the pro forma combined financial information to discuss the reason you are giving effect to the repayment of your own debt along with the other transactions.

Response:

The Company is required to repay the amounts outstanding under its existing credit facility with Bank of America and certain other financial institutions prior to the closing of the merger. As of March 31, 2012, approximately $86,700 was outstanding under the Company’s existing credit facility with Bank of America. The introductory paragraph to the pro forma combined financial information has been revised in the Revised Preliminary Proxy Statement on page 130 accordingly.

90.                                Refer to note (L) — please revise to disclose how the adjustments of $16,897 and $11,755 were calculated or determined.  Your revised disclosure should be in a level of detail sufficient to allow a reader to recalculate the adjustments, including all relevant assumptions used in the determination of the amount.

Response:

The adjustments of $16,897 and $11,755 have been revised and updated in the Revised Preliminary Proxy Statement to $10,373 in note (J) and $7,989 in note (K), respectively, based on the most recent historical consolidated balance sheet of Standard Parking and Central Parking as of March 31, 2012.  In response to

(1)                                  Dollar amounts set forth in the responses to comments 89-91, 93 and 98 are expressed in thousands in order to maintain consistency with the presentation of such amounts in the Revised Preliminary Proxy Statement.

the Staff’s comment to provide additional detail, the Revised Preliminary Proxy Statement on pages 142 and 143 has been revised.

Notes to Unaudited Pro Forma Combined Statement of Operations, page 130

91.                                Please tell us and revise note (4) to provide the calculation of (1) interest on the combined company’s new debt, (2) accretion of the present value of cash payment and (3) amortization of estimated new debt issuance costs for the combined company over the term of the new agreement.  Your disclosure should be in a level of detail sufficient to allow a reader to recalculate each adjustment, including all relevant assumptions used in the determination of the amount.

The calculations of (1) interest on the combined company’s new debt, (2) the accretion of the present value of cash payment and (3) the amortization of estimated new debt issuance costs for the combined company are disclosed as follows:

(1)

		Assumed interest	Interest for the Year ended 31- Dec-11	Interest for the three months ended 31-Mar-12
$200,000 revolving credit facility	LIBOR plus 325 bps (based on January 1, 2012)	3.79%	$3,000	$746
Commitment fee on the $200,000 revolving credit facility	Fixed rate of 35 bps	0.35%	400	125
$250,000 Term loan facility (i)	LIBOR plus 325 bps (based on January 1, 2012)	3.79%	9,100	2,100
Letters of credit	Varies with LIBOR margin	3.25%	2,400	600
Capital lease obligations	Fixed	7.00%	200	25
Total interest expense			$15,100	$3,596

(i) The term loan is subject to quarterly amortization of principal.

(2)

	Discount Rate (b)	Settled at	Accretion for the Year ended 31-Dec- 11	Three months ended 31-Mar-12
$24,579 Present value of cash consideration of $27,000	3.18%	Third anniversary of the acquisition date	$801	$195

(b) based on the three year term loan rate.

(3)

	Amortization method	Term of the senior credit facilities	Amortization for the Year ended 31- Dec-11	Amortization for the three months ended 31-Mar-12
Debt issuance costs of $9,000	Straight line	5 years	$1,800	$450

Note 4 has been revised in the Revised Preliminary Proxy Statement on pages 145 and 146 accordingly.

92.                                Please revise adjustment (7) to disclose how the adjustment to income tax expense was calculated or determined.  Your revised disclosure should include the tax rate used in your calculation.

Adjustment (7), including the disclosure of the tax rate used in note (6), has been revised in the Revised Preliminary Proxy Statement on page 146.

Financial Statements, page F-1

KCPC Holdings, Inc. December 31, 2011 Financial Statements, page F-2

Consolidated Statements of Cash Flows, page F-4

93.                                Please tell us the nature of the adjustment related to deferred taxes of $43,898.  Your response and revised disclosure should clearly explain the reasons for the 70.9% change in your tax rate during the three months ended December 31, 2011.

Response:

In the quarter ended December 31, 2011 (“Q1”), Central Parking sold certain properties for which it had a $40,295 deferred tax liability relating to the underlying land held in CPC PropCo.  This deferred tax liability was recorded initially during the 2007 acquisition of Central Parking by its current stockholders due to the significant difference between the book basis and tax basis of such properties.

During Q1, Central Parking implemented certain changes in filing positions which resulted in a significant reduction in the current state tax liability due upon the sale of the properties.  The changes in filing positions generated an income tax benefit in Q1 due to the reversal of the deferred tax liability related to the properties sold which was recorded prior to the implementation of the changes in filing positions using a higher deferred tax rate of 44.035%.  Central Parking recorded the tax effect of the sale in Q1.

In the quarter ended March 31, 2012 (“Q2”), the effective tax rate decreased to 26% due to further changes in filing positions.  These changes resulted in additional tax due relating to Central Parking’s 2011 fiscal year for which a return has not yet been filed.  This was considered by Central Parking to not be representative of current year ordinary income (loss), thus the full impact of the additional estimated tax due for the prior year was recorded discretely in Q2.

Notes to Consolidated Interim Financial Statements, page F-5

(6) Assets Held for Sale, Property-Related Gains, Net and Discontinued Operations, page F-8

(b) Property-Related Gains (Losses), Net, page F-8

94.                                We note that as a result of the sale of Prop Co during the three months ended December 31, 2011, 1 million shares of preferred stock were issued in connection with the cancellation of a purchase option. In this regard, please tell us and revise to clarify the how fair value of the 1 million shares of preferred stock of $11.2 million was determined.  Your response should address the valuation method used and provide relevant assumptions used in the determination of fair value.

Response:

The section entitled “Notes to Consolidated Interim Financial Statements” on page F-9 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

KCPC Holdings, Inc. September 30, 2011 Financial Statements, page F-16

Consolidated Statements of Cash Flows, page F-20

95.                                Please tell us the nature of the line item “payment to noncontrolling interest” and tell us how such payments are reflected in your statement of shareholders’ equity on page F-19.

Response:

This line item relates to Central Parking’s cash payments to its non-controlling partners for their portion of earnings. This is shown on the statement of equity in the line “Net income from non-controlling interests, net of distributions.”

Notes to Consolidated Financial Statements, page F-21

(4) Goodwill, page F-29

(7) Intangible Assets, page F-31

96.                                In light of the intangible asset and goodwill impairment charges recognized in recent years, please revise to include the disclosures required by ASC 820-10-50-5 for all assets or liabilities measured at fair value on a non-recurring basis.  Please note that ASC 82010-50-8 requires this information to be in tabular form.

Response:

The section entitled “Notes to Consolidated Financial Statements” on page F-27 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

97.                                Furthermore, your disclosures for assessing impairment of your definite-lived assets in Note (7) do not appear to be consistent with your disclosures in Note 2(m) on page F-24 regarding the impairment of long-lived assets.  Please revise your disclosures to correct the inconsistencies.

Response:

The section entitled “Notes to Consolidated Financial Statements” on page F-33 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

(12) Income Taxes, page F-39

98.                                We note from page F-41 that a substantial portion of the deferred tax liability associated with the partnership interest is expected to reverse and therefore support the deferred tax assets for which no valuation allowance has been recorded.  In this regard, please tell us, and revise to disclose, the nature of the deferred tax liability associated with the partnership interest and the expected timing of the reversal.

The deferred tax liability associated with the partnership interest relates to the properties owned by the partnership.  These properties were sold in Q1 and Q2, which resulted in a reversal of the deferred tax liability during Q1 and Q2.  Deferred tax liabilities of $40,295 and $10,800 reversed in Q1 and Q2 respectively related to partnership property disposals.  The section entitled “Notes to Consolidated Financial Statements” on page F-43 of the Revised Preliminary Proxy Statement has been revised accordingly.

(16) Contingencies, page F-46

99.                                We note from page 21 that Central Parking is subject to a number of ongoing legal proceedings that may require you to incur substantial expenses related to the litigation. We further note Central’s disclosure in note 16 that Central is involved in various legal proceedings and claims that could have a material effect with regard to results of operations in any given period. In light of this disclosure that there may be a material impact on the results of operations, we believe that under ASC 450-20-50 you are required to disclose the nature and amount of any reasonably possible losses.  You may comply with these disclosure requirements as follows:

•                  Disclose the amount or range of reasonably possible losses;

•                  Disclose that any such amount in addition to that accrued is not material to the financial statements (disclosure that it would not be material to balance sheet but may be to the income statement is not acceptable); or

•                  Disclose that the amount cannot be estimated.

Please revise or advise.

Response:

The section entitled “Notes to Consolidated Financial Statements” on page F-47 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment to disclose reasonably possible losses of $1.0 million as of September 30, 2011 identified by Central Parking.  As these items have not been determined to be probable, Central Parking has not accrued for these losses.

Proxy Card

100.                          Please revise to clearly mark the proxy card as preliminary pursuant to Rule 14a-6(e) under the Exchange Act.

Response:

The proxy card attached to the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Form 10-K for the fiscal year ended December 31, 2011

Definitive Proxy Statement of Schedule 14A

Proxy Card

101.                          Please confirm that in future filings you will revise Item 2 on your proxy card to include an advisory vote description that is consistent with the Exchange Act Rule 14a21 requirement for shareholders to be given an advisory vote to approve the compensation paid to a company’s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K.  For further guidance, please refer to Exchange Act Rules Compliance and Disclosure Interpretation Question 169.07.

On behalf of the Company, we confirm that in future filings, Item 2 of the Company’s proxy card will include an advisory vote description that is consistent with the Exchange Act Rule 14a-21 requirement for shareholders to be given an advisory vote to approve the compensation paid to a company’s named executive officer, as disclosed pursuant to Item 402 of Regulation S-K.

Form 10-Q for the quarter ended March 31, 2012

Controls and Procedures, page 30

Evaluation of Disclosure Controls and Procedures, page 30

102.                          We note your disclosure that your chief executive officer, chief financial officer, and corporate controller have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your quarterly report.  Please amend your future filings to disclose management’s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the quarterly report. Refer to Part III.F of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

On behalf of the Company, we confirm that, as requested by the Staff, future filings will disclose management’s conclusion regarding the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the applicable periodic report.

We believe the responses above fully address the comments contained in the Proxy Letter.  If you have any questions regarding the Revised Preliminary Proxy Statement or the above responses, please contact the undersigned at 312-902-5493.  Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Mark D. Wood

Mark D. Wood

Enclosures

cc:                                 Mr. James A. Wilhelm, President and Chief Executive Officer

Mr. G. Marc Baumann, Executive Vice President and Chief Financial Officer

Mr. Robert Sacks, Executive Vice President and General Counsel